BIO-key International, Inc.

3339 Highway 138, Building A, Suite E

Wall, NJ 07719

January 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Shuman
Branch Chief – Legal

Re:	BIO-Key International, Inc.
Registration Statement on Form S-1 Filed December 12, 2014 File No. 333-200887

Dear Mr. Shuman:

We thank you for your comment letter dated January 2, 2015 (the “Comment Letter”) addressed to BIO-key International, Inc. (the “Company”). The following is in response to the staff’s Comment Letter. The comment is included in bold below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment. Concurrently with the filing of this letter, we have filed Amendment No. 1 to our Registration Statement on Form S-1 (the “Amended Registration Statement”).

General

1.

We note that on September 15, 2014, you filed a post-effective amendment to a registration statement on Form S-1 (file no. 333-192504) relating to the resale of up to 48,064,982 shares of your common stock by the selling shareholders named in that prospectus. It appears that between that offering and the resale offering you are currently seeking to register, certain of your shareholders will be offering for resale in registered offerings up to approximately 57.6% the number of your total outstanding shares as of December 11, 2014, according to disclosure in your filing. Please disclose the concurrent resale offering on the outside front cover page of the prospectus, and ensure that your risk factors section adequately addresses any impact of the concurrent offerings.

Response:

The requested revisions have been made. Please see the cover page and pages 7 and 41 of Amended Registration Statement.

United States Securities and

Exchange Commission

January 6, 2014

We also hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to your comment. Please direct any questions or comments regarding this letter, the Comment Letter, or the Amended Registration Statement to our counsel, Vincent A. Vietti of Fox Rothschild LLP, at 609 896-4571. Thank you.

Very truly yours,

BIO-KEY INTERNATIONAL, INC.

By:	/s/ Michael W. DePasquale
Michael W. DePasquale
Chief Executive Officer